THOMAS E. BOCCIERI, ESQ.
                               561 SCHAEFER AVENUE
                                ORADELL, NJ 07649
                                TEL: 201-983-2024
                                FAX: 201-265-6069


November 25, 2005

Craig Slivka, Staff Attorney                >>VIA FAX TO 202-772-9217; and
Patricia Armelin, Staff Accountant          >>VIA EMAIL TO: slivkac@sec.gov, and
Division of Corporation Finance               armelinp@sec.gov; and
Securities and Exchange Commission       >>VIA PRIORITY MAIL DELIVERY
450 Fifth Street, N.W.                     (CMRRR 70051820000666004418)
Washington, DC 20549

Attention: SEC Mail Processing Section

         Re:      International Power Group, Inc.
                  Form 10-SB
                  '34 Act Registration Number 000-151449
                  Original File date: July 19, 2005, amended October 21, 2005

Dear Mr. Slivka and Ms. Armelin:

On behalf of International Power Group, Inc. (the "Company"), please be advised that the Company intends to amend the subject filing and respond to the comments contained in your November 17, 2005 letter to the Company (the "SEC Letter"). However, due to the extensive revisions that appear to be required and the travel schedule of the Company's management, as well as the press of other business of the undersigned, this amendment and response cannot be made within the 10 day time frame suggested in the SEC Letter. In this regard, we anticipate that we will require at least an additional 35 days to make the appropriate amendment and respond to the comments.

Thank you for your anticipated understanding.


Very truly yours,


/s/ Thomas E. Boccieri


cc:      Peter Toscano
         Jack Wagenti